                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             -----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )
                            ------------------------

                            MARINER HEALTH CARE, INC.
                       (Name of Subject Company (Issuer))

                       MARINER HEALTH CARE, INC. -- ISSUER
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

   Options to purchase common stock with an exercise price of $20.12 per share granted under the Mariner Health Care, Inc.
                            2002 Stock Incentive Plan
                         (Title of Class of Securities)

                                   56845X 10 8
                (CUSIP Number of Underlying Class of Securities)

                             Stefano M. Miele, Esq.
              Senior Vice President, General Counsel and Secretary
                            Mariner Health Care, Inc.
                                One Ravinia Drive
                                   Suite 1500
                             Atlanta, Georgia 30346
                                 (678) 443-7000

           (Name, Address, and Telephone Numbers of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Person)
                             -----------------------

                                    Copy To:

                             Richard H. Miller, Esq.
                             Richard E. Green, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600
                             -----------------------

                            CALCULATION OF FILING FEE

   Transaction Valuation(*)                         Amount of Filing Fee(**)
         $9,515,622                                        $769.81

===============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes options to purchase 1,621,060 shares of common stock of Mariner Health Care, Inc., will be exchanged pursuant to this offer and a value of $5.87 per share underlying each option. The per share value was determined using the Black-Scholes model for valuing stock options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.


[  ]     Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  ________________________
         Filing Party:  ___________________________________
         Form or Registration No.:  _________________________
         Date Filed:  _____________________________________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange dated May 16, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Mariner Health Care, Inc. and the address and telephone number of its principal executive offices are One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346, (678) 443-7000.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by Mariner Health Care, Inc. to exchange options issued under the Mariner Health Care, Inc. 2002 Stock Incentive Plan (the "Plan") having an option exercise price of $20.12 for new options to purchase shares of Mariner Health Care's common stock, $.01 par value per share ("New Options"), to be granted under the Plan, subject to the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal, attached hereto as Exhibit (a)(2) (the "Letter of Transmittal") and incorporated herein by reference (the Offer to Exchange and the Letter of Transmittal, as they may be amended from time to time, the "Offer").

         For each option holder who elects to participate in the Offer, the number of shares of our common stock to be granted pursuant to the New Options will be equal to the number of shares of our common stock subject to eligible options that each option holder elects to exchange. The information set forth in the Offer to Exchange under "Source and Amount of Consideration; Terms of New Options" and "Price Range of Common Stock Underlying the Options" is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "Price Range of Common Stock Underlying the Options" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above and Schedule A of the Offer to Exchange is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Number of Options; Expiration Date," "Procedures for Tendering Options," "Withdrawal Rights," "Acceptance of Options for Exchange; Cancellation and Issuance of New Options," "Conditions of the Offer," "Source and Amount of Consideration; Terms of New Options," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material Federal Income Tax Consequences" and "Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 5.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Not Applicable.

         (b) Not Applicable.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under "Purpose of the Offer" is incorporated herein by reference.



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         (b) The information set forth in the Offer to Exchange under
"Acceptance of Options for Exchange; Cancellation and Issuance of New Options" and "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under "Purpose of the Offer" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under "Source and Amount of Consideration; Terms of New Options" and "Fees" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Conditions of the Offer" is incorporated herein by reference.

         (c)      Not Applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not Applicable.

ITEM 10.      FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under "Information About Mariner Health Care, Inc." and "Additional Information," on pages F-2 through F-49 of our Annual Report on Form 10-K (the "10-K") for the fiscal year ended December 31, 2002 and on pages 1 through 15 of our Quarterly Report on Form 10-Q (the "10-Q") for the fiscal quarter ended March 31, 2003 is incorporated herein by reference. The full text of the 10-K, 10-Q and other reports Mariner Health Care, Inc. has filed with the Securities and Exchange Commission (the "SEC") prior to, or does file subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC's website at http://www.sec.gov.

         (b)      Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (b)      Not Applicable.

ITEM 12. EXHIBITS.

         (a)(1)   Offer to Exchange, dated May 16, 2003.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Letter to Eligible Option Holders.


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         (a)(4)   Mariner Health Care, Inc. Annual Report on Form 10-K for
                  fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on April 11, 2003 and incorporated herein by reference.

         (a)(5) Mariner Health Care, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 filed with the Securities and Exchange Commission on May 13, 2003 and incorporated herein by reference.

         (b)      Not Applicable.

         (c)      Not Applicable.

         (d)(1)   Mariner Health Care, Inc. 2002 Stock Incentive Plan, filed as
                  Exhibit 10.11 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 23, 2002 and incorporated herein by reference.

         (d)(2) CEO Form of Stock Option Agreement pursuant to the Mariner Health Care, Inc. 2002 Stock Incentive Plan filed as Schedule B to the Offer to Exchange, dated May 16, 2003 filed as Exhibit (a)(1) above and incorporated herein by reference.

         (d)(3) Non-CEO Form of Stock Option Agreement pursuant to the Mariner Health Care, Inc. 2002 Stock Incentive Plan filed as Schedule C to the Offer to Exchange, dated May 16, 2003 filed as Exhibit (a)(1) above and incorporated herein by reference.

         (e)      Not Applicable.

         (f)      Not Applicable.

         (g)      Not Applicable.

         (h)      Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.


Date:  May 16, 2003                 MARINER HEALTH CARE, INC.



                                    By: /s/ Stefano M. Miele
                                        --------------------------------
                                        Name: Stefano M. Miele
                                        Title:  Senior Vice President,
                                                General Counsel and Secretary



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                                 EXHIBIT INDEX


   EXHIBIT NO.        DESCRIPTION
   -----------        -----------

       (a)(1)         Offer to Exchange, dated May 16, 2003.

       (a)(2)         Form of Letter of Transmittal.

       (a)(3)         Form of Letter to Eligible Option Holders.



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